

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Michael Hansen, President
MediaNet Group Technologies, Inc.
Boca Center Tower 1
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486

> **Re: MediaNet Group Technologies, Inc.**
> **Current Report on Form 8-K**
> **Filed July 16, 2010**
> **File No. 000-49801**

Dear Mr. Hansen:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to this comment, we may have additional comments.

1. We have reviewed your response to comment one in our letter dated August 12, 2010. In your response, you state that Mr. Fernandez alleged in his July 19, 2010 email that "the Company was aware of certain disputes between the Company and Mr. Fernandez regarding certain matters." You also state that since that email, the Company has been unable to understand the "vague and non-specific allegations" of Mr. Fernandez.

   • Please confirm, if true, that these allegations relate to elements of Mr. Fernandez's dismissal and do not include disagreements with the Company's management, operations, policies or practices or have any impact on the company's disclosure controls and procedures or internal controls over financial reporting.

   • If this is not the case, please tell us the nature of these allegations.

   • We note that your intended disclosure in your next Form 10-Q refers to "certain disputes." If you determine to include disclosure regarding these allegations in your next Form 10-Q, please describe the nature of the allegations. References to "certain" are not informative to persons not familiar with the particular facts.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David E. Wells
        Hunton & Williams LLP
        Via Facsimile